Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Plan Administrator

IMC Global Inc. Represented Retirement Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-120878) on Form S-8 of The Mosaic Company of our report dated April 29, 2005 with respect to the statement of net assets available for benefits of IMC Global Inc. Represented Retirement Savings Plan as of December 31, 2004, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedules of Schedule H, line 4a – schedule of delinquent participant contributions and Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004, which report appears in the annual report on Form 11-K of IMC Global Inc. Represented Retirement Savings Plan for the fiscal year ended December 31, 2004.

Minneapolis, Minnesota

June 27, 2005